FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of January 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-99954.

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

                                          By: <u>/s/John R. Allison</u>
                                          Name: John R. Allison
                                          Title: Executive Vice President
                                                       Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99(1)	Kerzner Names Veteran Executive CEO of Atlantis, The Palm, Dubai

Exhibit 99(1)



FROM: Kerzner International Limited
              The Bahamas
              Investor Contact: Omar Palacios
              Tel: +1.242.363.6016
              Media Contact: Lauren Snyder
              Tel: +1.212.659.5240

FOR IMMEDIATE RELEASE

KERZNER NAMES VETERAN EXECUTIVE CEO OF ATLANTIS, THE PALM, DUBAI

PARADISE ISLAND, The Bahamas, January 26, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced the appointment of veteran hospitality executive George Markantonis to the position of Chief Executive Officer of Atlantis, The Palm, Dubai, the planned destination resort and vast water-theme park, which is expected to extend the Atlantis brand into one of the fastest growing tourist destinations in the world. The first phase of Atlantis, The Palm is an estimated $650 million development project that is expected to include a 1,000-room luxury hotel and water-theme park situated on 1.5 miles of newly developed beachfront. Mr. Markantonis will join the Company in March as part of the executive team reporting to the Company's Chief Executive Officer, Butch Kerzner.

Mr. Markantonis was most recently Senior Vice President of Hotel Operations for Caesars Palace in Las Vegas, the flagship hotel casino of Caesars Entertainment, Inc.

"We are pleased to have a person with George's background in hotels and destination resorts to take on this major responsibility. George will serve as an integral link between the development planning phase of this project and the ultimate opening of the resort which is expected to be in 2007. Atlantis, The Palm will be the anchor of one of the most exciting travel and leisure opportunities in the world and we believe George is ideally suited to operate this amazing project. As Dubai grows as a destination, Atlantis, The Palm will serve as a platform for the continued growth of the Atlantis brand," said Butch Kerzner.

"This is an exciting time to join Kerzner and to oversee what I am certain will be a magnificent property in Dubai" said Mr. Markantonis.   "In less than ten years, the Company has created a powerful brand in Atlantis, attracting customers from all over the world. Dubai is an ideal location for the second Atlantis because of its wonderful weather, great beaches and its central location between Asia and Europe," he added.

Prior to joining Caesars Palace, Mr. Markantonis worked for Westin Hotels and Resorts for 16 years in South Africa, Canada and the United States. He is the recipient of multiple industry and community awards for his efforts in the hospitality arena and was recently honored with the prestigious "Hotelier of the Year" Award in 2003 from the State of Nevada.

About Kerzner International Limited

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. Kerzner's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner also developed and receives certain revenue derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning Kerzner and its operating subsidiaries visit www.kerzner.com.

About Atlantis, The Palm, Dubai

In September, 2003, Kerzner announced an agreement to form a joint venture with Nakheel LLC, an entity owned by the Government of Dubai, to develop Atlantis, The Palm, the first phase of which is expected to be an approximately $650 million development to include a 1,000-room resort and an extensive water theme park situated on 1.5 miles of beachfront. Atlantis, The Palm will be located at the center of The Palm, Jumeirah, a $1.5 billion land reclamation project in Dubai, United Arab Emirates.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in Kerzner's public filings with the Securities Exchange Commission.

Investor inquires regarding Kerzner should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.212.659.5240.